UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GENERATION ZERO GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

37148T101

(CUSIP Number)

Richard M. Morrell

13663 Providence Road,

 Suite #253

Weddington, NC  28104

Telephone: (470) 809-0707

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Richard M. Morrell

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF, OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power (see Item 3 and Item 5 below)
3,102,000 shares of Common Stock and 1,000 shares of Series A Preferred Stock
Number of
Shares Bene-
ficially	| 8 | Shares Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
5,914,500 shares of Common Stock and 1,000 shares of Series A Preferred Stock*

| 10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
5,914,500 shares of Common Stock and 1,000 shares of Series A Preferred Stock*

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
11.06% of the outstanding Common Stock; 100% of the outstanding Series A Preferred Stock; and 55.2% of the total voting stock of the Company*

| 14 |	Type of Reporting Person
IN

* Includes 2,812,500 shares of common stock of the Company issuable to Mr. Morrell upon conversion of the principal amount of $225,000 in outstanding Convertible Promissory Notes held by Mr. Morrell ($200,000 of which is held through his retirement account), which allow Mr. Morrell the right to convert such notes into common stock at the rate of $0.08 per share (not including the conversion of any accrued and unpaid interest, which convert into common stock at the same rate as the principal owed under the notes).

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2014, by Richard M. Morrell (the “Reporting Person”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.  Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On April 10, 2015, the Company issued 900,000 shares, valued at $4,500, to Richard M. Morrell, pursuant to the terms of his Consulting Agreement.

Item 5. Interest in Securities of the Issuer

(a)

Mr. Morrell beneficially owns 5,914,500 shares of common stock (when including shares issuable to Mr. Morrell upon conversion of outstanding Convertible Promissory Notes discussed above) and 1,000 shares of Series A Preferred Stock. The common stock represents 11.06% of the outstanding common stock of the Company (when including shares issuable upon conversion of the Convertible Promissory Notes); the Series A Preferred Stock represents 100% of the outstanding Series A Preferred Stock of the Company; and the common stock, together with the Series A Preferred Stock (which votes 51% of the total voting stock on any shareholder matters), provide Mr. Morrell the right to vote 55.2% of the total voting stock of the Company, based on 53,486,695 outstanding shares of common stock (the 50,674,195 outstanding shares plus the 2,812,500 shares issuable upon conversion of the Convertible Promissory Notes) and 106,229,224 total outstanding voting shares (when including the voting rights of the Series A Preferred Stock and the shares of common stock issuable upon conversion of the Convertible Promissory Notes) as of the date of this filing.

(b)

Mr. Morrell holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 3,102,000 shares of common stock held by Mr. Morrell, representing 6.12% of the outstanding common stock of the Company; 100% of the outstanding Series A Preferred Stock of the Company; and the right to vote 54.0% of the total voting stock of the Company when including the common stock and the Series A Preferred Stock (which votes 51% of the total voting stock on any shareholder matters) held by Mr. Morrell. The 2,812,500 shares of common stock issuable upon conversion of the principal amount of the Convertible Promissory Notes is not included in the shares that Mr. Morrell holds the right to vote as Mr. Morrell is not eligible to vote such shares until or unless he converts the Convertible Promissory Notes.

(c)	See Item 3 above.

(d)

No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock, preferred stock and convertible notes beneficially owned by Mr. Morrell.

(e)	N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2015

By:	/s/ Richard M. Morrell
Richard M. Morrell